UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act Of 1934

FOR THE MONTH OF DECEMBER 2009
COMMISSION FILE NUMBER: 001-33820

A-POWER ENERGY GENERATION SYSTEMS, LTD.
(Translation of registrant's name into English)
No. 44 Jingxing Road
Tiexi District
Shenyang, Liaoning, China 110021

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                        No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

This Report on Form 6-K shall be incorporated by reference in the Registration Statement (Registration No.333-161983) of A-Power Energy Generation Systems, Ltd. ("A-Power") on Form F-3 and in the prospectus filed as part of such registration statement, and shall be part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed with or furnished to the SEC by A-Power.

Entry into a Material Definitive Agreement

On December 16, 2009, Shenyang Power Group Company Limited ("SPG"), a 60%-owned subsidiary of A-Power, entered into an Amended and Restated Limited Liability Company Agreement (the "LLC Agreement") with United States Renewable Energy Group Wind Partners I, LLC, a Delaware limited liability company ("USREG Wind").  USREG Wind is indirectly jointly owned and controlled by US Renewable Energy Group, an investment and consulting firm, and Cielo Wind Services, Inc. ("Cielo"), an experienced U.S. wind energy project developer.  Under the LLC Agreement, SPG and USREG Wind have agreed to establish, co-own and co-manage a Delaware limited liability company that will own, design, develop, construct, manage and operate a wind energy power plant to be located in Texas with a total nameplate capacity of 600MW (the "Project").

SPG will receive a 49% membership interest in the Project Company in exchange for a cash capital contribution of forty million US dollars (US$40,000,000) (the "Contribution"), and USREG Wind will receive a 51% membership interest in the Project Company in exchange for its transfer of certain rights in land and other Project rights to the Project Company.  If either USREG Wind or SPG does not make its required contribution by December 28, 2009, the other member of the Project Company has the right to terminate the LLC Agreement as its sole and exclusive remedy.  The Project Company is expected to spend the total amount of SPG’s Contribution over three to five months to pay for project development services in accordance with a Development Services Agreement, dated December 16, 2009, between the Project Company and Cielo, the provider of the development services.  Cielo does not guarantee that the Project will be economically successful.

As a 51% owner of the Project Company, USREG Wind will have management control over day-to-day operations of the Project Company and will oversee the development of the Project, while SPG will retain voting control over certain major decisions affecting the Project Company such as entering into any Project financing, sale of the Project, entering into major contracts, or dissolution of the Project Company.

Neither USREG Wind nor SPG is required to make any additional capital or in-kind contributions to the Project Company under the LLC Agreement.  Instead, the Project Company will seek debt and equity project financing and various governmental incentives to cover all development and construction costs of the Project Company in the total amount of approximately two billion US dollars (US$2,000,000,000).  Management expects that cash funding of such financing will come from private and Chinese state-owned financing institutions, banks and investors in China.  Management and SPG are in active discussions with such financing sources, although no binding commitments have yet been obtained.  Management and the Project Company expect that a portion of such Project financing will be (1) guaranteed by US Department of Energy loan guarantees for renewable energy projects and (2) obtained from the expected proceeds of US Treasury Deparment tax credit cash grants for renewable energy projects, each pursuant to the American Recovery and Reinvestment Act of 2009.  USREG Wind and SPG expect that a portion of the Project financing will be retained by the Project Company as a development fee (for further payment to the members of the Project Company).  USREG Wind and SPG must jointly approve the final amount of the development fee when Project financing becomes available.  Such final approval of the development fee amount would be necessary in order for USREG Wind and SPG to also approve the overall Project financing, if any.

The LLC Agreement designates Shenyang (Ruixiang) Lucky Wind Power Equipments Co. Ltd., an indirect wholly-owned subsidiary of A-Power (the "Turbine Supplier"), to be the exclusive manufacturer and supplier of turbines to the Project.  The Project is expected to be primarily constructed by Liaoning Gaoke Energy Group Company Limited, another indirect wholly-owned subsidiary of A-Power (the "Contractor").  Neither Turbine Supplier nor Contractor have entered into binding contracts with the Project Company for supply and construction at this time, although active negotiations to finalize the terms of such contracts are currently underway.  Any payments required to be made under any such equipment supply contract would be subject to the Project Company first securing Project financing.

The Project is at an early stage of development and requires significant development work, including but not limited to, the acquisition of additional land or land rights, undertaking of feasibility studies and engineering design work, entering into of utility interconnection arrangements, and securing of additional permits.  Such work must be completed before the Project can obtain project financing, receive turbines and equipment, and commence construction.  Such development work is necessitated by the location of the Project in a part of Texas which does not currently have adequate electrical interconnection or transmission capacity to the utility grids and power purchasers.  Construction will entail erection, installation and commissioning of wind turbine towers, related civil and electrical engineering and construction work as well as construction of electrical interconnection substations and transmission lines.

A-Power cautions that the development, financing, construction and operation of the Project under current market conditions entails numerous risks, including those referred to above, and there can be no assurance that the Project will secure the project financing necessary for the Project Company to purchase and pay for turbines from the Turbine Supplier and for construction services from the Contractor or that all final permitting and transmission rights and capacity will be obtained.  All such financing and rights must be obtained for the Project to commence commercial operations, generate revenues, and achieve economic success for all Project participants.

TABLE OF CONTENTS

		Page

Signature		5
Exhibit Index		6

Exhibit 99.1 –	Press Release dated December 16, 2009 regarding the agreement between Shenyang Power Group and United States Renewable Energy Group Wind Partners I, LLC for Texas wind energy power plant
Exhibit 99.2 –	Press Release dated December 22, 2009 regarding contract with Thailand’s Biomass Electricity Co., Ltd. for biomass power plant

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

A-Power Energy Generation Systems, Ltd.

By:	/s/ John S. Lin
Name:	John S. Lin
Title:	Chief Operating Officer

Date: December 23, 2009

EXHIBIT INDEX

Exhibit Number		Description

99.1	Exhibit 99.1 –	Press Release dated December 16, 2009 regarding the agreement between Shenyang Power Group and United States Renewable Energy Group Wind Partners I, LLC for Texas wind energy power plant
99.2	Exhibit 99.2 –	Press Release dated December 22, 2009 regarding contract with Thailand’s Biomass Electricity Co., Ltd. for biomass power plant